TenX Keane Acquisition

500 Fifth Avenue, Suite 938

New York, NY 10110

VIA EDGAR

March 8, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Howard Efron

Re:	TenX Keane Acquisition
Amendment No. 2 to Registration Statement on Form S-1
Filed August 20, 2021
File No. 333-256271

Dear Mr. Efron:

TenX Keane Acquisition (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 13, 2021, regarding the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on August 20, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which is being filed to the Commission contemporaneously with the submission of this letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 2 to Form S-1 filed on August 20, 2021

Cover Page

1.	We note that your principal executive offices are located in China, a majority of your executive officers and directors are located in or have significant ties to China or Hong Kong, and your disclosure that you are seeking to acquire a company that may be based in Asia in an initial business combination. Please disclose this prominently on the prospectus cover page. Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to the Staff’s comment, we have revised the cover page of Amendment No. 3 to reflect that our principal executive offices have been relocated to New York, New York, and four of our five current executive officers, directors, and independent director nominees, including our Chief Financial Officer, Dahe “Taylor” Zhang, and our independent director nominees, Joel Mayersohn, Briand Hartzband, and Cathy Jiang, are either United States citizens or permanent residents based in the United States. Each of them has previously resided in the United States for a significant period of time. Only Chief Executive Officer and Chairman, Mr. Xiaofeng Yuan, is currently located in or has significant ties to the People’s Republic of China (“PRC” or “China”), which we have also disclosed on the cover page.

In addition, the Company respectfully informs the Staff that it has revised the disclosure in the prospectus to reflect that it intends to focus its search initially on target businesses operating in Asia (excluding China). The Company will not undertake its initial business combination with a target business with its principal business operations in China (including Hong Kong and Macau).

Prospectus Summary, page 1

2.	Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits

Response: The Company respectfully informs the Staff that it has revised the disclosure in the prospectus to reflect that it intends to focus its search initially on target businesses operating in Asia (excluding China). The Company will not undertake its initial business combination with a target business with its principal business operations in China (including Hong Kong and Macau).

3.	Although we note your disclosure on page 23, in your summary of risk factors, please more specifically disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully informs the Staff that it has revised the disclosure in the prospectus to reflect that it intends to focus its search initially on target businesses operating in Asia (excluding China). The Company will not undertake its initial business combination with a target business with its principal business operations in China (including Hong Kong and Macau).

4.	Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: We respectfully advise the Staff that, as a Cayman Islands company currently with our principal executive offices relocated to New York, New York, we are not required to obtain any permission from Chinese authorities to operate and issue securities to foreign investors under any existing PRC law, regulations or rules, or any other relevant Chinese regulatory agencies that is required to approve of our operations or issue securities to foreign investors.

5.	We note your risk factor disclosure regarding foreign exchange and restrictions on distributions. Please revise your Prospectus Summary to provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements

Response: The Company respectfully informs the Staff that it has revised the disclosure in the prospectus to reflect that it intends to focus its search initially on target businesses operating in Asia (excluding China). The Company will not undertake its initial business combination with a target business with its principal business operations in China (including Hong Kong and Macau).

6.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.

Response: We have revised pages 7 and 49 of Amendment No. 3 in response to the Staff’s comment. We respectfully advise the Staff that our present auditor is subject to SEC and PCAOB inspections.

Risk Factors, page 25

7.	To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please expand your risk factors on pages 41 - 42 to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

Response: The Company respectfully informs the Staff that it has revised the disclosure in the prospectus to reflect that it intends to focus its search initially on target businesses operating in Asia (excluding China). The Company will not undertake its initial business combination with a target business with its principal business operations in China (including Hong Kong and Macau).

8.	Given the Chinese government’s significant oversight and discretion over the conduct of your business and/or the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully informs the Staff that it has revised the disclosure in the prospectus to reflect that it intends to focus its search initially on target businesses operating in Asia (excluding China). The Company will not undertake its initial business combination with a target business with its principal business operations in China (including Hong Kong and Macau).

9.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please expand your disclosure on pages 48 - 49 to explain how this oversight could impact the process of searching for a target and completing an initial business combination.

Response: The Company respectfully informs the Staff that it has revised the disclosure in the prospectus to reflect that it intends to focus its search initially on target businesses operating in Asia (excluding China). The Company will not undertake its initial business combination with a target business with its principal business operations in China (including Hong Kong and Macau).

We thank the Staff in advance for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Liang Shih, Esq., at lshih@cronelawgroup.com or by telephone at (216) 387-0823.

Sincerely,

/s/ Xiaofeng Yuan
Xiaofeng Yuan
Chief Executive Officer and Chairman

cc:	Liang Shih, Esq.
The Crone Law Group P.C.